

January 7, 2015

Via E-mail
Mr. Seamus Hennessy
Chief Financial Officer
Ruckus Wireless, Inc.
350 West Java Drive
Sunnyvale, CA 94089

     Re: Ruckus Wireless, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2013
           Response dated December 15, 2014
           File No. 001-35734

Dear Mr. Hennessy:

We have reviewed your letter dated December 15, 2014, in connection with the above-referenced filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 19, 2014.

<u>Business, page 3</u>

<u>General</u>

1.   We note your response to prior comment 2, and are aware that the customers referenced in our comment are not end-users. From your disclosure, we understand that you have direct customers who are distributors as well as end-users and our initial comment focused upon your relationship with the two most significant direct customers. Please note, however, that Item 101(c)(1)(viii) of Regulation S-K refers to customers from whom revenue is generated and does not distinguish between types of customers. Additionally, your response indicates that the names of these customers are not required to be disclosed as their loss would not have a material adverse impact on your financial results and that alternative means exist to deliver your products to end-customers. In light of the fact that revenues attributable to each of these customers

exceeds 10% of your total revenues, please provide us with substantiating support for your view that loss of these customers would not have a material adverse effect on your business. To the extent that you believe that this conclusion is tied to your ability to rely on alternative distributors and alternative channels, please provide a more detailed discussion in your next response. Alternatively, name these customers and discuss the material terms of the corresponding agreements in future filings.

If you have any questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735.

Sincerely,

Barbara Jacobs
Assistant Director